Via Facsimile and U.S. Mail
Mail Stop 6010

September 17, 2008

Jeffrey R. Passmore
Vice Chairman and Chief Financial Officer
Hallmark Financial Services, Inc.
777 Main Street
Suite 1000
Fort Worth, TX 76102

     Re: Hallmark Financial Services, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2007
               File No. 001-11252

Dear Mr. Passmore:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief